Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS EXTENSION OF CORNERSTONE CONTRACT
FOR ENVIRONMENTAL SERVICES BUSINESS

Toronto, ON – July 26, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that the Company’s environmental services business, operating under the brand Denison Environmental Services (“DES”), has entered into a new two year services agreement with Rio Algom Limited, which is a subsidiary of BHP Billiton Limited (“BHP”). The agreement is in relation to the management and operation of several of BHP’s decommissioned mine sites in Ontario and Quebec.

David Cates, President and CEO of Denison commented, “Denison’s environmental services business is often over looked in favour of our ambitious uranium exploration and development activities in the Athabasca Basin region in northern Saskatchewan. Our DES team is based in Elliot Lake, Ontario and has been providing services to BHP for over a decade. BHP is a cornerstone client for DES, and it speaks volumes to the quality of our people and services to have a repeat customer of this magnitude. We have a dedicated team of environmental scientists, professionals, and site operators serving various clients in the Yukon, Ontario and Quebec. Our people are committed to serving our clients, the community, and the environment, and are focused on building long lasting partnerships – and in that regard we are very pleased to have the opportunity to continue to serve BHP for a further two years, and we are looking forward to delivering the highest quality of service possible.”

Highlights of BHP Contract Extension

Under the terms of the BHP contract, DES will be responsible for the management and operation of nine historic mine sites in Ontario and two in Quebec from July 1, 2017 to June 30, 2019. In this capacity, DES’s responsibilities are expected to include the following:

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Operation of six water treatment plants and eight tailings management facilities;
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Environmental monitoring and compliance, data management, and regulatory reporting;
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Maintenance of roads, dams and electrical infrastructure;
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Site management, including health and safety, procurement, logistics, and budgeting activities; and
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Project management and execution of various projects, including infrastructure upgrades and replacements, engineering and environmental programs, as well as water management initiatives.

With BHP as a cornerstone contract for DES in 2016, DES reported segment revenues of over USD$7.8 million, resulting in net income from Denison’s environmental services business of over USD$1.1 million (CAD$1.4 million).

Denison Environmental Services

DES was formed in 1997 to provide mine decommissioning services to industry and government following the closure of Denison’s own uranium mining operations in Elliot Lake, Ontario. DES draws on a wealth of experience acquired from operating its own decommissioned sites and from the experiences of its skilled staff of environmental scientists and professionals, who have held various positions with leading mining companies and consulting firms throughout Canada.

In addition to decommissioning and care and maintenance projects, DES also provides consulting services for mining projects in the areas of mine site development, closure planning and cost evaluation, environmental permitting, environmental monitoring and data management, electrical contracting, and project management.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 330,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.63% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Janet Lowe	(705) 848-9191 ext. 229
General Manager of DES

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the material terms of the services agreement and Denison’s ability to derive the anticipated benefits thereof.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.